

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2013

<u>Via E-mail</u>
Peter T. Socha
President and Chief Executive Officer
James River Coal Company
902 E. Byrd Street, Suite 1600
Richmond, Virginia 23219

> **Re: James River Coal Company**
> **Registration Statement on Form S-4**
> **Filed June 18, 2013**
> **File No. 333-189403**
> **Response dated July 17, 2013**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 000-51129**
> **Response dated July 12, 2013**

Dear Mr. Socha:

We have reviewed your responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

With respect to the comment relating to your Exchange Act filings, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form S-4

Summary, page 1

Recent Privately Negotiated Exchange Transactions, page 1

1. We note your responses to prior comments 2 and 3 in our letter dated July 9, 2013. Please advise us whether the possibility of the registered exchange offer was discussed with the holders participating in the prior exchanges. We may have further comment upon reviewing your response.

Description of Material Differences Between the New Notes and the Existing 2015 Notes, page 65; Description of the Material Differences Between the New Notes and the Existing 2018 Notes, page 71

2. Please add a discussion of the differences in the default and remedy provisions between the new notes and the existing notes.

Exhibits

Exhibit 5.1

3. We note your response to comment 6 in our letter dated July 9, 2013 and we reissue the comment in part. It appears that the definitions of Guarantors and Subject Guarantors are such that clause (viii) of the first paragraph on page 2 scope out Virginia and New York. Please revise or advise. In addition, please clarify for us the meaning and purpose of clauses (b) and (e).

Form 10-K

Management's Discussion and Analysis, page 42

4. We note your response to comment 7 of our letter dated July 3, 2013 and reissue the comment in part. Please revise your Management's Discussion and Analysis to provide additional discussion of the effect that the acquisition of International Resource Partners LP has had on your financial results and liquidity. Additionally, please revise to provide approximate quantified disclosure of your actual Fixed Charge Coverage Ratio, "[i]f measured," as compared to the range (1.10 to 1.00) required by the Revolver. Please advise us of any other financial ratios required by your outstanding debt.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the applicable information the Securities Act of 1933, the Securities Exchange Act of 1934, and the Securities Act and the Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald E. Alper, at (202) 551-3329, or James Lopez, at (202) 551-3536, with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: David A. Stockton, Esq.